January 28, 2010

Via EDGAR

Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Evan S. Jacobson, Examiner

RE:  MIB Digital, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed November 18, 2009
     File No. 333-163172

Mr. Jacobson:

         This letter responds to comments from the Staff (the "Staff") of the Securities and Exchange Commission(the "Commission") contained in the letter from the Staff to MIB Digital, Inc. (the "Company") dated January 20, 2010 regarding the above-referenced Registration Statement on Form S-1/A (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note your response to prior comment 1. Notwithstanding your response, it appears that your offering is on a delayed or continuous basis; the offering of your securities will be commenced promptly, will be made on a continuous basis, and my continue for a period in excess of 30 days from the date of the initial effectiveness of your registration statement. See Rule 415(a)(1)(ix) under the Securities Act of 1933. Please revise.

RESPONSE:

We will sell the securities after the registration statement is declared effective and we expect the offering to be made on a continuous basis and may continue for a period beyond 30 days from the initial effectiveness of our registration statement.

STAFF COMMENT 2:

As there is currently no public trading market, and one may never develop, please remove the statement in the second paragraph that reads: "The offering price of $0.01 per share may not reflect the market price of the shares after the offering." Alternatively, revise the statement to clarify that the offering price was arbitrarily determined, that there is no public trading market, and that a market for your securities may never develop.

RESPONSE:

We concur with the staff and have removed the statement regarding the offering price of $0.01 per share.

STAFF COMMENT 3:

Please disclose that you anticipate requiring $160,000 in order to execute your business plan over the next year, which includes the costs of completing the business plan, prototype plans, and identifying necessary resources to implement you plan. Clarify that even if you sell all of the shares registered in the offering, you will not have sufficient funds to fully execute your business plan, as currently contemplated. Please make similar revisions to the disclosure in your "Use of Proceeds" section.

RESPONSE:

We concur with the staff and have updated both the Summary of Our Offering and Use of Proceeds Section to reflect that we require $160,000 to execute our business plan over the next year.

STAFF COMMENT 4:

We note your response to prior comment 7. As you acknowledge in your prospectus, sports content is currently streamed to internet and mobile devices. As such, please provide a more detailed explanation of the function of your proposed software, as well as how your proposed product is distinguishable from existing products, if at all.

RESPONSE:

We concur with the staff and have updated the registration statement to explain in more detail what our proposed software will do and the value of the software to streaming providers of sports content.

STAFF COMMENT 5:

It appears from your disclosure on pages 12 and 21 that you plan to focus entirely on NCAA content. Please clarify your disclosure in this section accordingly.

RESPONSE:

We concur with the staff and have updated the sections on page 12 and 21 to reflect that we are focused exclusively on NCAA content.

STAFF COMMENT 6:

We note your response to prior comment 11 and we reissue the comment in part. The subheading "General Competition" does not adequately describe the risk that follows. Please revise so that the subheading contains a concise, meaningful description of the risk that is posed to investors. In addition, please revise the risk factor to clarify that you have no existing product, customer base, or sales cycle.

RESPONSE:

We concur with the staff and updated the "General Competition" section to adequately describe the competitive risks. In addition, we have updated the risk factor to state there is no product, customer base or existing sales pipeline.

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

STAFF COMMENT 7:

Please quantify the amount considered by you to be "essential business operations," which you have indicated includes SEC filings. We presume that this amount constitutes a portion of the $15,000 you have budgeted for your business and marketing plan.

RESPONSE:

We concur with the staff and have quantified our "essential business operations."

STAFF COMMENT 8:

The titles preceding the tables are unclear and should be revised. In addition, revise to provide information regarding the dilutive impact if less than all of the shares of the common stock registered in the offering are sold.

RESPONSE:

We concur with the staff and have updated the table titles on page 17. We also noted the impact if all the shares were not sold.

STAFF COMMENT 9:

We note your response to prior comment 23. Notwithstanding your revisions, much of the disclosure in this section remains a general discussion of sports and advertising in the United States that does not appear pertinent to your proposed business. Please revise your discussion in this section to focus on your proposed business.

RESPONSE:

We concur with the staff and have updated the business section to reflect the sports and advertising, as well as the statistical information that is specific to our business.

STAFF COMMENT 10:

We note your response to prior comment 24. As previously indicated, because you have not yet developed a business or marketing plan, and your proposed product does not appear to address the markets referenced in this section, it is unclear how the statistics in this section are relevant to your proposed business. Please revise to discuss the portion of the market applicable to you and to include relevant data, or delete the statistical references.

RESPONSE:

We concur with the staff and have updated this section to make sure that each statistical reference is correlated to our business. In the cases where statistics were not correlated, we removed those statistics.

STAFF COMMENT 11:

We note the information you provided to us in response to prior comment 25, and we reissue our prior comment. For each source of data you retain in the prospectus and which you determine is relevant to your market niche, please provide us with a copy of the article or report that is marked in such a way that highlights the relevant portion and includes a cross-reference to the page of your prospectus where the data is cited.

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RESPONSE:

We concur with the staff and have included the referenced articles or reports as separate correspondence for the Staff. In addition, we have noted the cross reference on each article or report to the specific paragraph in the business section of the registration statement.

STAFF COMMENT 12:

Please delete or provide support for your statement that the companies owning the multimedia rights and/or television right to over 100 Division I institutions will provide you with "an unprecedented competitive position within the college sports marketplace.

RESPONSE:

We concur with the staff and have removed the reference.

STAFF COMMENT 13:

We note your response to prior comment 30. Please disclose the name of the company for which Mr. Hughes serves as a consultant. See Item 401(e)(1) of Regulation S-K.

RESPONSE:

We concur with the staff and have updated the registration to identify the company, Global Traffic Network, for which Mr. Hughes serves as a consultant.

STAFF COMMENT 14:

It is unclear from your response to prior comment 35 how you determined that the documents relating to the sale of the only securities issued by you to your sole officer and director, and for which there is no market, are not required to be filed. Please file the documents as exhibits to the registration statement, or provide us with a legal analysis as to why you believe that such documents need not be filed pursuant to Item 601(b)(10(ii)(A) of Regulation S-K.

RESPONSE:

We concur with the Staff and added the investment letter and board of director authorization on the share issuance to our sole officer as exhibits to the registration statement.

         We trust that you will find the foregoing responsive to the comments from the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 678-428-6026.

Sincerely,

/s/ Scott Hughes
----------------
Scott Hughes
Chief Executive Officer

Enclosure

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